EXHIBIT 99.1
19 August 2020

National Grid plc (‘National Grid’ or ‘Company’)

Voting Rights and Capital Update

National Grid confirms that, following the issue of 5,958,692 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2019/20 final dividend, National Grid's registered capital consists of 3,786,195,708 ordinary shares, of which 266,012,374 shares are held as treasury shares; leaving a balance of 3,520,183,334 shares with voting rights.

The figure of 3,520,183,334 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section and from Equiniti (0800 169 7775), help.shareview.co.uk.

Megan Barnes
Head of Company Secretariat